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                              April 27, 2021

       Daniel Jones
       Chief Executive Officer
       SeqLL Inc.
       317 New Boston Street, Suite 210
       Woburn, Massachusetts 01801

                                                        Re: SeqLL Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 31,
2021
                                                            File No. 333-254886

       Dear Mr. Jones:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1, Filed March 31, 2021

       Summary, page 1

   1. Please revise this section to clarify your current operations, including the products and services you are
selling, years of sales and geographical distribution.
   2. Given the extensive disclosure regarding the benefits of your product relative to competing products,
please explain the reasons for your current level of sales and share of the market in which you
compete.
   3. On pages 5-6 you state that your technology could be used as a companion diagnostic in clinical trials, or to
diagnose disease. Please clarify the FDA approval status or whether you intend to seek FDA
approval in the future for any products. Clarify which strategies will require regulatory
approval.
 Daniel Jones
FirstName
SeqLL Inc.LastNameDaniel Jones
Comapany
April       NameSeqLL Inc.
       27, 2021
April 227, 2021 Page 2
Page
FirstName LastName
4. Highlight in an appropriate section of your prospectus summary that you intend to raise additional funds following the completion of this offering and that your ability to continue to operate is dependent upon the success of this offering, as you disclose on page 45.
5. We note your disclosure on page 1 that data produced by your tSMS platform generates highly accurate, reproducible molecular profiles, often providing researchers with new insights into the biology being researched, such as revealing previously unknown characteristics of molecular structures. We also note your disclosure on page 5 that you provide solutions for a variety of applications, including genome structural analysis.
          While it seems to be clear from your disclosure how your sequencing technology works, please clarify how your platform reveals previously unknown characteristics of molecular structures and provides genome structural analysis, and clarify whether this feature is available in the platform that you currently offer. For example, we note from your
         disclosure under    Our Customers and Collaborations    on page 7 that
some of these
         technologies may be part of new prototype systems that you intend to make available to some of your collaborators on an early-access basis in the second half of 2021, and it is unclear whether some of this technology refers to the work being performed by the Broad
         Institute based on anti-body based detection coupled-with your system, or otherwise.
6. We note from your disclosure that Figure 1 is intended to show antibody-detection reactions but Figure 1 does not appear to show that part of the workflow. Please revise as appropriate.
Our Strategy, page 6

7. We note your disclosure that you "generate revenues through a combination of product sales, research services and research grants." Please balance this disclosure by indicating that the company recognized $0 and $2,000 in revenue from product sales for the years ended December 31, 2020 and 2019, respectively, as indicated on page
F-9.
Our Customers and Collaborators, page 7

8. Please revise pages 7-8 to clarify whether you are selling products or services to these entities or collaborating with them pursuant to an agreement. If the former, please ensure the products and/or services are described for each entity. If the latter, please describe the material terms of the agreements and file the agreements as exhibits pursuant to Item
         601(b)(10) of Regulation S-K.
Risk Factors, page 14

9.       If true, please add a risk factor disclosing that your CEO and William
C. St Laurent will
         beneficially control a majority of the voting power of your outstanding common stock, and as a result, will be able to determine the outcome of future corporate actions including the election of directors. Please clarify the percentage that will be held by insiders if an anchor investor insider purchased additional shares in this offering, as indicated on the cover.
 Daniel Jones
FirstName
SeqLL Inc.LastNameDaniel Jones
Comapany
April       NameSeqLL Inc.
       27, 2021
April 327, 2021 Page 3
Page
FirstName LastName
10. Please include risk factor disclosure concerning the bankruptcy of Helicos, who appears to have attempted to develop and commercialize a version of the technology you are developing today, or advise.
Dilution, page 42

11. In the second paragraph it appears that you have presented your pro forma net tangible book value (deficit) as your historical net tangible book value (deficit). Please revise to present historical net tangible book value (deficit) separately from pro forma net tangible book value (deficit) which gives effect to the conversion of all outstanding shares of preferred stock and the conversion of outstanding indebtedness. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Years Ended December 31, 2020 and 2019, page 46

12. We note your disclosure that your research and development expenses and general and administrative expenses decreased in 2020 as compared to 2019 due to the COVID-
         19 pandemic-related reductions, salary reductions, furloughs and reduced spending. If these expenses will increase in 2021, please describe any known trends or uncertainties that are reasonably likely to have a material impact on your income or losses from continuing operations. Refer to Item 303(b)(2)(ii) of Regulation S-K. Critical Accounting Policies and Estimates
Revenue Recognition, page 50

13. We note the revenue recognition policy on page 50 related to the sale of products and services. Given the description of the components of your tSMS single molecule sequencing platform on pages 60-61, i.e., consumables, sample loader, tSMS sequencer and image analysis engine, please clarify herein and in the significant accounting policy on page F-9 whether any of the foregoing components can be purchased and/or effectively utilized apart from one another. If so, please explain how and/or under what circumstances. Explain whether service revenue, i.e., genetic sequencing involved with research services and associated bioinformatics specialist support, can be purchased and/or effectively utilized apart from the foregoing tSMS single molecule sequencing components. Finally, if there is no binding agreement or requirement to purchase the components and/or services together - and so can be used without each other
         - clarify how this impacts your determination of your performance obligations.
Our Technology Solution, page 55

14. We note your disclosure under the heading "Minimal Sample Preparation" appears to be based on data from 2012 and your disclosure under the heading "Greater Sensitivity"
         appears to be based on data from 2011. Please tell us if this data continues to be reliable or if more recent data is available. If this data does not accurately represent the current state-of-the-art of your competitor's products, please revise or remove these comparisons
 Daniel Jones
SeqLL Inc.
April 27, 2021
Page 4
         as appropriate.
Intellectual Property, page 68

15. On page 25 you state that you license or sub-license intellectual property that is important to your business from Fluidigm Corporation and Arizona Science and Technology
         Enterprises LLC. Please revise to provide a description of the agreements and file these agreements as exhibits.
Management, page 70

16.      Please provide the Compensation Committee Interlocks and Insider
Participation
         information required by Item 407(e)(4).
Executive Compensation, page 76

17. Page F-13 indicates stock options are outstanding as of December 31, 2020. Please revise this section to provide the information required by Item 402(p) of Regulation S-K to the extent applicable.
Principal Stockholders, page 81

18. Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by the Georges C. St. Laurent Jr. Trust. Refer to Item 403 of Regulation S-K.
Certain Relationships and Related Party Transactions, page 83

19. We note your statement on page 84 that the principal on the Georges C. St. Laurent Jr.
         Trust promissory note will convert on the closing of this offering and the accrued interest will be paid out of the cash proceeds. Please state the amount of shares that the Georges C.
         St. Laurent Jr. Trust promissory note principal will convert into upon the closing of this offering. Please also reconcile this disclosure with page 37, where you state you will repay a to-be-provided amount in principal amount of outstanding promissory notes that bear interest at the rate of 10% per annum and related accrued interest given these appear to be the same promissory note, or clarify that they are different notes.
20. We note the related party payables chart on page F-13. Please revise this section to describe the arrangements between the Company and each of these entities associated with William C. St. Laurent.
Description of Capital Stock,Jones
FirstName LastNameDaniel      page 85
Comapany
21.        NameSeqLL
       Please             Inc. the number of shares with registration rights
under the amended
              revise to specify
       and2021
April 27,  restated
               Pageinvestors
                     4         rights agreement and the parties thereto.
FirstName LastName
 Daniel Jones
FirstName
SeqLL Inc.LastNameDaniel Jones
Comapany
April       NameSeqLL Inc.
       27, 2021
April 527, 2021 Page 5
Page
FirstName LastName
General

22. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Eric M. Hellige, Esq.